United States securities and exchange commission logo





                               September 9, 2020

       Wei Chen
       Chief Executive Officer
       Orisun Acquisition Corp.
       555 Madison Avenue, Room 543
       New York, NY 10022

                                                        Re: Orisun Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 21,
2020
                                                            File No. 001-39014

       Dear Ms. Chen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed August 21, 2020

       Questions and Answers about the Business Combination and the Special Meeting, page 4

   1. We note the proposed reincorporation from Delaware to the Cayman Islands. It appears that the transaction
would not be exempt under the Securities Act and would need to be registered. Please
revise your filing accordingly using the appropriate forms to register the transaction or tell us
why this transaction is not required to be registered under the federal securities laws.
       Background of the Business Combination, page 89

   2. With respect to each of the eight targets originally identified for potential business combination, please
identify and describe the role(s), if any, of Chardan and Qmis Finance
                                                        Limited.
 Wei Chen
FirstName LastNameWei
Orisun Acquisition Corp. Chen
Comapany 9,
September NameOrisun
             2020      Acquisition Corp.
September
Page 2    9, 2020 Page 2
FirstName LastName
3. With respect to the April 22 meeting, please describe why Dr. Mao expected the company to receive strong support from its existing and new investors and business partners for the
         SPAC merger transaction.
4. With respect to the April 22 meeting, please provide additional detail on how management compared the merits and risks of Target No. 1 and Ucommune.
5.       Please provide additional detail regarding Chardan   s initial
valuation of Ucommune on
         April 22 and provide a basis for your belief that Chardan   s April 22
valuation represented
         over 75% discount to Ucommune   s most recent equity valuation.
6. Please provide additional detail regarding the changes in valuation among the April 22,
         April 23, April 24 and April 25 valuations ranging from $620 million to $730 million.
7. Please revise to disclose the discussions and negotiations relating to the particular terms of the earn-out shares and new investments closing condition presented in the April 25 LOI and discussed further on June 18 - June 21.
8.       Please describe the major commercial terms that were resolved on April
26.
9. Please describe the particular details of discussions between May 8 and June 15 relating to
         Ucommune's cash management, existing debt obligations, related party transactions, and
         COVID-19's impact on the business and feasibility of its future business plans. Please disclose the particular concerns with respect to each item and how these concerns impacted negotiations.
Orisun   s Board of Director   s Reasons for Approving the Business
Combination, page 93

10. We note that Ucommune provided Orisun with certain financial projections, which were reviewed by the board and the financial advisor. Please disclose all material projections shared with Orisun and discuss all material assumptions underlying these projections and estimates.
11. Please revise to describe the particular details of each of the following which were reviewed by the board as part of its decision to recommend the transaction:
             Ucommune's revenue model and unit economics;
             Ucommune's investor support and future capital markets strategy;
and
             Ucommune's total addressable market, its key competitors, competitive advantages, barriers of entry, and target market share.
Selected Public Comparable Company Analysis, page 95

12. Please provide the basis for the companies that were chosen, including the particular quantitative and qualitative metrics used in making the selection. Please also disclose the underlying data for each of the companies that was used to calculate the revenue multiples, and how this information was used to determine the implied enterprise value for
         Ucommune. Please provide similar information for the Selected Precedent Transactions
         Analysis.
 Wei Chen
Orisun Acquisition Corp.
September 9, 2020
Page 3
13. Please provide the basis for applying the 15% private to public discount to the initial valuation ranges.
14. Please describe the differences between the original and updated revenue projections received on June 25, including differences in the underlying assumptions, details of the accelerated plan to eliminate less profitable segments, and details and assumptions of the business recovery outlook post-COVID-19. Please also explain why the board was convinced that despite the prolonged and uncertain recovery from COVID-19,
      Ucommune's market leadership and business fundamentals would remain strong in the next 3-5 years.
15. Please revise to disclose the details of the risk that Ucommune may not have enough liquidity for servicing its loan payment, including quantification of the debt service obligation and the potential negative impact on the combined company. Please also revise the Background section to include any discussions of this risk.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                            Sincerely,
FirstName LastNameWei Chen
                                                            Division of
Corporation Finance
Comapany NameOrisun Acquisition Corp.
                                                            Office of Trade &
Services
September 9, 2020 Page 3
cc:       Giovanni Caruso, Esq.
FirstName LastName